Nuveen Commodities Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

February 24, 2015

Ms. Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Diversified Commodity Fund

Preliminary Proxy Statement on Schedule 14A; File No. 001-34879

Nuveen Long/Short Commodity Total Return Fund

Preliminary Proxy Statement on Schedule 14A; File No. 001-35710

Dear Ms. Barros:

This letter responds to the comment received in the letter dated February 23, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the Preliminary Proxy Statement on Schedule 14A of the Nuveen Diversified Commodity Fund (“CFD”) and the Preliminary Proxy Statement on Schedule 14A of the Nuveen Long/Short Commodity Total Return Fund (each, a “Fund” and collectively the “Funds”), each of which included a common joint proxy statement. For convenience, your comment is repeated below, with our response immediately following.

1.	Comment. We note your statement in response to comment 1 of our letter dated February 12, 2015 that the proposed changes to the trust agreements that are not directly related to the implementation of the ETF structure are immaterial and could be made without shareholder approval. This statement appears to refer to the changes to Nuveen Diversified Commodity Fund’s trust agreement relating to the manager, as described in the last bullet on page 4 of the proxy statement. Please provide support for the assertion that all of these changes could be made without shareholder approval. Please specifically address the changes in Section 1.6, Section 4.2(k), Section 5.3, Section 9.3(c), and Section 12.1(b); provisions relating to appointments to and authority of the Independent Committee; and provisions relating to the authority to remove the Manager for cause.

Response: Although we believe that the immaterial changes to the CFD trust agreement, as described in the last bullet on page 4 of the proxy statement, could be implemented without shareholder approval, in the interest of time the Fund has determined not to include those proposed changes in the amendment to its trust agreement. At this time, the Funds are primarily concerned with distributing proxy materials to their respective shareholders as soon as practicable and conducting their scheduled shareholder meetings on March 31, 2015, as previously announced. The paragraph identified on page 4 of the proxy statement will be revised to remove the last bullet, as shown below, and will now read in its entirety as follows:

“Under the Proposals:

•	the process and terms of each Fund’s issuance (creation) of shares are revised;

•	the process and terms of each Fund’s redemption of shares are added;

•	limitations on the duties, obligations and liability of the Manager and Wilmington Trust Company, the Delaware trustee of each Fund (“Trustee”), with respect to Authorized Participants are added; and

•	changes are made to other sections of the Trust Agreements for consistency with the foregoing additions.

•	~~with respect to CFD’s Trust Agreement, certain other changes are made to conform CFD’s Trust Agreement to CTF’s Trust Agreement, including but not limited to, changes related to: (i) the authority of the Manager to market shares and solicit investors, to select and employ certain service providers for CFD and to provide certain administrative services on behalf of CFD, and (ii) the appointment and authority of the independent committee of the Manager.”~~

Furthermore, the remainder of the proxy statement will be updated to reflect the withdrawn changes and the form of each amended and restated trust agreement will be revised accordingly. As a result, each of the changes specifically identified in your comment (i.e. Section 1.6, Section 4.2(k), Section 5.3, Section 9.3(c), and Section 12.1(b); provisions relating to appointments to and authority of the Independent Committee; and provisions relating to the authority to remove the Manager for cause) will be withdrawn and removed from the proxy materials. Per your telephone discussion with the Funds’ outside counsel on February 24, 2015, the definitive proxy materials to be filed with the SEC and to be distributed to each Fund’s shareholders will reflect the changes described in this letter.

*     *    *    *    *

In connection with the filing by the Funds (each, a “Registrant”) of the Preliminary Proxy Statement on Schedule 14A, each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the lack of comments by the staff of the SEC on the filing reviewed by the staff does not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert the lack of staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that this information responds to your comment. If you should require additional information, please call me at 312.917.7862, J. Craig Walker at 312.807.4321 or David Glatz at 312.807.4295.

Very truly yours,

/s/ Christopher Rohrbacher

Christopher Rohrbacher

Vice President, Nuveen Commodities Asset Management, LLC,

Manager, Nuveen Diversified Commodity Fund and

Manager, Nuveen Long Short Commodity Total Return Fund

Copies to:	J. Craig Walker, Esq.
K&L Gates LLP

David P. Glatz, Esq.
K&L Gates LLP